Exhibit 99.13

PRESS RELEASE

United States: TotalEnergies Awarded a 25-year Contract to
Supply 1.4 GW of Renewable Electricity to New York

New York/Paris, October 25, 2023 – TotalEnergies and its partners, Corio Generation (Corio) and Rise Light & Power (Rise) announce that New York State selected their Attentive Energy One project for a 25-year contract to supply 1.4 GW of renewable electricity.

Attentive Energy One, a joint venture between TotalEnergies (40%), Rise (35%) and Corio (25%), received the provisional award in the State’s 2023 competitive OREC (Offshore Renewable Energy Credits) solicitation, organized by New York State Energy and Research Development Authority (NYSERDA). The Consortium aims to commission this project in 2029.

NYSERDA has put a particular emphasis on the local content of the proposal: the Attentive Energy One project will enable the construction of a new General Electric facility to manufacture offshore wind blades and nacelles and unlock $300 million in investments in various community-focused projects across New York State. It will in addition turn the Ravenswood gas-fueled power plant owned by Rise, into a clean energy hub at the heart of New York City.

The profitability of this project is ensured by the guaranteed level of OREC revenue, the benefit of a 40% IRA tax credit, the secured access to New York electricity grid brought by Rise and the local supply of turbines by General Electric at a competitive set price. Moreover, the contract awarded by NYSERDA will include an inflation adjustment mechanism to compensate for changes in construction costs until the final investment decision.

“We are honored that the State of New York chose Attentive Energy One to deliver on the promise of bringing green electricity to hundreds of thousands of homes and businesses. Together with our partners Corio and Rise, we will mobilize all our expertise to develop a major offshore wind project that will contribute to New York State’s greenhouse gas emissions reduction targets,” said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies. “Thanks to this project’s secured offtake price and competitive advantages such as the 40% IRA tax credit and its very competitive interconnection, Attentive Energy One project will contribute positively to our Integrated Power profitability target of 12% and to our ambition of more than 100 TWh of power generation by 2030.”

TotalEnergies had secured, in February 2022, 100% of maritime lease OCS-A 0538 at the New York Bight auction. It then partnered with New York-based electricity producer Rise and global offshore wind developer Corio to join forces in the development of the Attentive Energy offshore wind projects.

The lease’s 3 GW capacity will serve two projects: Attentive Energy One, which is dedicated to deliver New York State, and Attentive Energy Two, which is dedicated to supply New Jersey. Together, these two projects aim to provide green electricity to more than a million homes across both states.

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TotalEnergies in the U.S

Operating in the United States since 1957, TotalEnergies is focused on identifying opportunities to meet growing energy needs while reducing carbon emissions. With a presence in more than 30 U.S. states, the Company is developing an integrated portfolio combining 25 GW of operated and non-operated solar and wind projects, storage, and trading. It is also the number one U.S. exporter of LNG, a critical partner for intermittent renewable energies.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, of which more than 10 TWh came from renewables. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top players in this sector.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).